UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rock Creek Parkway
North Kansas City, MO 64117

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants of the Cerner Corporation Foundations Retirement Plan and
The Cerner Corporation Foundations Retirement Plan Administrative and Investment Committee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the "Plan") as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule H, Line 4i-Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2011.

/s/ ARMANINO LLP

St. Louis, Missouri
June 3, 2022

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2021 and December 31, 2020

(In thousands)	2021	2020

Investments at fair value (See Note 3):
Cerner Corporation common stock	$762,934	$793,497
Mutual funds	1,323,683	1,959,065
Self-directed brokerage fund	261,712	204,627
Common collective trusts	1,089,547	65,962

Total investments at fair value	3,437,876	3,023,151
Stable value fund, at contract value	86,219	79,452

Total investments	3,524,095	3,102,603
Receivables:
Company contributions receivable	22,001	13,643
Notes receivable from participants	20,142	21,158
Plan merger receivable	44,667	—
Other receivables	1,261	346

Total receivables	88,071	35,147

Net assets available for benefits	$3,612,166	$3,137,750

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2021

(In thousands)	2021

Additions to net assets attributed to:
Net appreciation in fair value of investments	$495,570
Participant contributions	159,002
Company contributions	54,282
Rollover contributions	17,994
Interest, dividends, and other investment income	48,871

Total additions	775,719

Deductions from net assets attributed to:
Distributions to participants	361,314
Administrative expenses	1,818

Total deductions	363,132

Net increase	412,587
Plan mergers (See Note 10)	61,829
Net assets available for benefits at beginning of the year	3,137,750

Net assets available for benefits at end of the year	$3,612,166

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(1) Description of the Plan

The following brief description of the Cerner Corporation Foundations Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan prospectus and Summary Plan Description for a more complete description of the Plan's provisions, which are documents available from Cerner Corporation ("Cerner" or the "Company"), the Plan Administrator of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
General

The Plan was adopted by the Board of Directors of Cerner effective November 1, 1987. All associates of Cerner and its United States subsidiaries are eligible for participation in the Plan upon attaining age 18 except for the following:

•Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;
•Certain non-resident aliens who have no earned income from sources within the United States;
•Associates that would fall within the Internal Revenue Code's definition of a "leased employee";
•Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company or one of its affiliates;
•Associates who are not employed with a Participating Employer. The Plan's Participating Employers generally are those entities that (i) are a part of Cerner Corporation's controlled group of companies, and (ii) are domestic entities with their principal place of business in the United States. As of December 31, 2021, the following domestic entities (which are part of Cerner's controlled group of companies) are not Participating Employers:
◦Fortified Health Solutions, Inc.;
◦Egis Systems, LLC d/b/a Fortified Health Security;
◦Cerner International, Inc. (a Delaware corporation) and all subsidiaries of Cerner International, Inc.; and
◦Cerner Enviza LLC (formerly Kantar Health LLC).
Effective January 1, 2022, Cerner Enviza LLC became a Participating Employer.
•Associates who qualify as Cerner Scholars, a program for high-school students to participate in a work-based learning program.

Participant Contributions

Participants may elect to make pre-tax and Roth contributions from 1% to 80% of their eligible compensation each year to the Plan subject to certain Internal Revenue Code ("IRC") limitations (not to exceed $19,500 in 2021). Additionally, participants who attained the age of 50 during 2021 were able to contribute an additional $6,500 in catch-up contributions. Participants also may generally contribute (via a rollover contribution) amounts representing eligible rollover distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Any contributions under the Plan that are invested in shares of Company common stock are held in a part of the Plan commonly referred to as an Employee Stock Ownership Plan or "ESOP."

Prior to April 1, 2022, new participants automatically had 3% withheld on a pre-tax basis from their compensation, unless they elected a different percentage or not to participate in the Plan. Effective April 1, 2022, new participants automatically have 4% of their eligible compensation withheld on a pre-tax basis, unless they elect a different percentage or not to participate in the Plan. A new automatic escalation feature under the Plan also became effective on April 1, 2022, pursuant to which the deferral elections of participants contributing less than 6% of their eligible compensation to the Plan are automatically increased by one percentage point each year. Also effective April 1, 2022, participants are eligible to convert amounts previously contributed to the Plan on a pre-tax basis to Roth contributions using an in-plan Roth conversion.

Company Contributions - First-Tier Match

Prior to January 1, 2022, all eligible participants contributing to the Plan received a matching contribution equal to 33% of the participant's deferral contribution. Beginning on January 1, 2022, eligible participants contributing to the Plan will receive a matching contribution equal to 50% of the participant's deferral contribution. No first-tier match will be made on the participant's deferral contributions in excess of 6% of the participant's eligible compensation. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. An additional discretionary first-tier matching contribution also may be made at the end of the Plan year for Participants who, based on when their deferrals were withheld from their compensation, did not receive the full benefit of the Plan's first-tier match formula. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the additional first-tier matching discretionary contribution. Prior to April 1, 2021, first-tier matching contributions were invested directly in Company common stock. Beginning on April 1, 2021, first-tier matching contributions are provided in the form of cash contributions allowing participants to control where Company contributions are originally invested. Investments in Company common stock are held in each participant's ESOP account. As of January 1, 2019, participants are able to diversify their first-tier match at any time. See "Vesting" below for information about the vesting of first-tier matching contributions. For the year ended December 31, 2021, first-tier matching contributions were $32.3 million, all of which were attributable to new Company contributions (as opposed to partially funded with Plan forfeitures).

Company Contributions - Second-Tier Match

The Company, at its discretion, may elect to make a second-tier match to the Plan. If the Company elects in a given Plan year to make the second-tier match, the contribution will be equal to a certain percentage of the participant's paid base compensation. The percentage is determined by the Company and approved by the Compensation Committee of the Board of Directors based on Company performance. Participants who completed 92 consecutive days of service and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Prior to April 1, 2021, second-tier match contributions were invested directly in Company common stock. Beginning on April 1, 2021, second-tier matching contributions were provided in the form of cash contributions allowing participants to control where Company contributions are originally invested. Investments in Company common stock are held in each participant's ESOP account. As of January 1, 2019, participants are able to diversify their second-tier match at any time. See "Vesting" below for information about the vesting of second-tier matching contributions. The total second-tier match amount was $22.0 million for the year ended December 31, 2021, which was attributable to Company contributions of $20.7 million and Plan forfeitures of $1.3 million. Effective January 1, 2022, the Plan retired the second-tier match and no further matching contributions of this type will be made.

Company Contributions - Profit Sharing

The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such a contribution is made, it will be allocated among eligible participants based, generally, on each participant's W-2 compensation. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the profit sharing contribution. Prior to April 1, 2021, profit sharing contributions, if any, would have been invested directly in Company common stock. Beginning on April 1, 2021, profit sharing contributions, if any, would be made in the form of cash contributions allowing participants to control where the Company contributions are invested. Investments in Company common stock are held in each participant's ESOP account. As of January 1, 2019, participants are able to diversify their profit sharing Company contribution, if any, at any time. For the year ended December 31, 2021, the Company did not make a profit sharing contribution.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and adjusted based on Plan earnings or losses. Participant accounts are charged the applicable expense ratio for the funds in which such participant invests. Allocations of earnings or losses are based on relative account balances. The benefit to which the participant is entitled under the Plan is the benefit that can be provided from the participant's vested account.
Vesting

Participants are always 100% vested in their participant contribution accounts. Vesting in the Company's contributions is based on years of service with the Company and its affiliates. Prior to April 1, 2021, participants vested 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Beginning on April 1, 2021, participants vest 50% in Company contributions after one year of service and 100% after two years of service. The updated vesting terms apply to all prior Company contributions. Participants become fully vested in their account balance upon reaching normal retirement age (55), permanent disability, or death.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except where the loan is obtained for the purchase of a primary residence, in which case the duration may be extended to a term not to exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at a fixed rate based on the prime rate at the date of loan origination, plus 1%. In addition to loans originated under the Plan, loan rollovers from other plans are allowed in the event of an acquisition. Loans that were taken under a previous employer's plan are administered according to the terms of that plan. Interest rates on loans as of December 31, 2021 range from 3.25% to 9.50%. Principal and interest are paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account. The Plan permits in-kind distributions of Company common stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Effective as of January 1, 2019, a participant may make transfers out of the Company stock within their account at any time with no limit to the amount of stock the participant can move in any one transfer.

If a participant leaves employment and their vested benefit is $1,000 or less (including amounts attributable to rollovers), and the participant does not elect a direct rollover, a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000 (including amounts attributable to rollovers), and the participant does not elect a distribution or direct rollover, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator. This occurs regardless of whether the distribution is consented to by the participant.

In April 2020, the Plan operationally adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "Act"), which allows for special tax relief on distributions from January 1, 2020 through December 30, 2020 of up to $100,000, if the participant meets certain eligibility requirements as defined in the Act.

Forfeited Accounts

Forfeited non-vested accounts totaled $1.3 million and $2.8 million for the years ended December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and December 31, 2020, these forfeited non-vested accounts were used to offset Company second-tier match contributions.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year. Investments in common collective trust assets are measured at fair value using the NAV practical expedient. Refer to Note (3) of these notes to the financial statements for additional information.

The Stable Value Fund is stated at contract value, as the investment contracts are fully benefit-responsive. Contract value, as reported to the Plan by Fidelity Management Trust Company (the "Trustee"), represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment at contract value. Refer to Note (5) of these notes to the financial statements for further detail on the Stable Value Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Contributions

Company and participant contributions are recorded in the period in which funds are remitted to the Plan, except for the second-tier match contributions, which are recorded in the period in which they are earned.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.

(3) Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. All assets in the fair value hierarchy have been valued using a market approach.

Common collective trust assets are measured at fair value using the NAV practical expedient, as outlined in FASB Accounting Standard Update 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The NAV is based on the value of the underlying assets owned by the fund. The investments that are measured at NAV have not been categorized in the fair value hierarchy. The amounts presented in the table below are provided to permit reconciliation of the fair value hierarchy to amounts presented on the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2021 and 2020:

	December 31, 2021
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$762,934	$—	$—	$762,934
Mutual funds	1,323,683	—	—	1,323,683
Self-directed brokerage fund	261,712	—	—	261,712

Total investments in the fair value hierarchy	$2,348,329	$—	$—	2,348,329

Investments measured at net asset value:
Common collective trusts				1,089,547

Total investments at fair value				$3,437,876

	December 31, 2020
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$793,497	$—	$—	$793,497
Mutual funds	1,959,065	—	—	1,959,065
Self-directed brokerage fund	204,627	—	—	204,627

Total investments in the fair value hierarchy	$2,957,189	$—	$—	2,957,189

Investments measured at net asset value:
Common collective trusts				65,962

Total investments at fair value				$3,023,151

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021 and 2020:

	December 31, 2021
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

American Century Small Cap Value	$91,384	$—	Daily	Daily
TRP Retirement 2005 B	4,680	—	Daily	30 days
TRP Retirement 2010 B	5,578	—	Daily	30 days
TRP Retirement 2015 B	4,635	—	Daily	30 days
TRP Retirement 2020 B	43,760	—	Daily	30 days
TRP Retirement 2025 B	115,334	—	Daily	30 days
TRP Retirement 2030 B	139,874	—	Daily	30 days
TRP Retirement 2035 B	129,206	—	Daily	30 days
TRP Retirement 2040 B	128,424	—	Daily	30 days
TRP Retirement 2045 B	136,556	—	Daily	30 days
TRP Retirement 2050 B	128,391	—	Daily	30 days
TRP Retirement 2055 B	116,760	—	Daily	30 days
TRP Retirement 2060 B	43,184	—	Daily	30 days
TRP Retirement 2065 B	1,781	—	Daily	30 days

	December 31, 2020
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

American Century Small Cap Value	$65,962	$—	Daily	Daily

Transfers between Levels

For the years ended December 31, 2021 and 2020, there were no transfers between fair value hierarchy levels for investments measured at fair value.

(4) Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
(In thousands)	2021	2020

Net assets available for benefits per the financial statements	$3,612,166	$3,137,750
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,038	3,325

Net assets available for benefits per the Form 5500	$3,613,204	$3,141,075

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2021:

(In thousands)

Net increase in net assets available for benefits per the financial statements	$412,587
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,287)

Net increase in net assets available for benefits per the Form 5500	$410,300

(5) Fully Benefit - Responsive Investment Contract with J.P. Morgan Asset Management

The Stable Value Fund is a portfolio of synthetic investment contracts managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a collective trust fund and separate account which consists of a fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Generally, the wrapper contracts do not permit the issuer to terminate the contracts at a value other than contract value unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or has made material and adverse changes to the provisions of the Plan. The investment contracts have a 30-day redemption notice requirement.

(6) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions (as such is defined under ERISA). Fees paid by the Plan to the Trustee for recordkeeping services amounted to $429,786 for the year ended December 31, 2021.

Certain Plan investments are shares of Cerner Corporation common stock. The Company is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and, therefore, these transactions are considered party-in-interest transactions.

(7) Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2016 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in accordance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2021 and 2020 are shares of the Company's common stock with a market value of $762.9 million and $793.5 million, respectively. This investment represents 21.6% and 25.6% of total investments at December 31, 2021 and 2020, respectively. A significant decline in the market value of the Company's common stock would have a material adverse effect on the Plan's net assets available for benefits.

Such risks and uncertainties are further impacted by the ongoing Coronavirus disease pandemic ("COVID-19"). COVID-19 has negatively impacted the world economy and the fair value of many investment securities. The impact of COVID-19 on the fair value of investment securities continues to evolve rapidly and its future effects on the Plan's net assets available for benefits remains uncertain.

(10) Plan Mergers

Effective January 1, 2021, the AbleVets Savings & Retirement Plan (the "AbleVets Plan") merged into the Plan as part of the Qualified Plan Merger and Transfer Agreement between Cerner and Cerner Federal Solutions LLC d/b/a AbleVets (formerly, AbleVets LLC). Net assets available for benefits of $17.2 million from the AbleVets Plan were transferred into the Plan.

Effective December 31, 2021, net assets available for benefits of $44.7 million attributable to employees of Kantar Health LLC (which, as of January 1, 2022, is Cerner Enviza LLC) and previously held in the Kantar 401(k) Plan merged into the Plan pursuant to the Qualified Plan Merger and Transfer Agreement between Cerner and Kantar LLC.

(11) Oracle Merger Agreement

On December 20, 2021, Cerner entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the "Merger Agreement") with Cedar Acquisition Corporation ("Merger Subsidiary"), which is a wholly owned subsidiary of OC Acquisition LLC ("Parent"), Parent, which is a wholly owned subsidiary of Oracle Corporation ("Oracle"), and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle. Pursuant to the Merger Agreement, on January 19, 2022, Oracle commenced a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of Cerner's common stock for a purchase price of $95.00 per share, net to the holders thereof in cash, without interest and subject to any required tax withholding. If the Offer is completed, Merger Subsidiary will merge with and into Cerner (the "Merger"), with Cerner continuing as the surviving corporation and as a wholly owned indirect subsidiary of Oracle. As a result of the Merger, the shares of Cerner's common stock will cease to be publicly held. Completion of the Merger remains subject to certain closing conditions, including receipt of certain regulatory approvals, shareholders holding a majority of the outstanding shares of Cerner common stock tendering their shares in the Offer, and other customary closing conditions.

In accordance with the Merger Agreement, unless otherwise directed in writing by Parent at least five business days prior to the effective date and time of the Merger, the Plan will be terminated as of immediately prior to the effective date and time of the Merger. Participants employed by Oracle and its affiliates subsequent to completion of the Merger will be allowed, as soon as administratively practicable, to rollover their Plan account balances into a defined contribution benefit plan administered by Oracle, or one of its affiliates, that (i) meets the requirements of Section 401(a) of the IRC, and (ii) includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the IRC.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2021
EIN: 43-1196944
Plan Number: 001

(In thousands)			**
	-b-	-c-	-d-	-e-
-a-	Identity of issue, borrower, lessor or other similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Cerner Corporation	Common Stock		$762,934
	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate Short-term Investment Fund			3,004
	JPMCB Intermediate Public Bond Fund	Collective Trust; 5,625,395 units		83,215
	Nationwide Insurance Wrapper	Nationwide Contract #CNR_0616
	Transamerica Insurance Wrapper	Transamerica Contract #MDA01337TR
	Metlife Insurance Wrapper	Metlife Contract #GAC-38065
	Total Stable Value Fund			86,219
	American Century Small Cap Value	Common collective trust		91,384
	TRP Retirement 2005 B	Common collective trust		4,680
	TRP Retirement 2010 B	Common collective trust		5,578
	TRP Retirement 2015 B	Common collective trust		4,635
	TRP Retirement 2020 B	Common collective trust		43,760
	TRP Retirement 2025 B	Common collective trust		115,334
	TRP Retirement 2030 B	Common collective trust		139,874
	TRP Retirement 2035 B	Common collective trust		129,206
	TRP Retirement 2040 B	Common collective trust		128,424
	TRP Retirement 2045 B	Common collective trust		136,556
	TRP Retirement 2050 B	Common collective trust		128,391
	TRP Retirement 2055 B	Common collective trust		116,760
	TRP Retirement 2060 B	Common collective trust		43,184
	TRP Retirement 2065 B	Common collective trust		1,781
		Total common collective trusts		1,089,547
	American Century Government Bond R5	Mutual fund		20,455
	American Century Ultra Sep Acct	Mutual fund		284,424
	American Funds American Mutual fund Class R-6	Mutual fund		64,036
*	Fidelity 500 Index	Mutual fund		454,856
*	Fidelity Extended Market Index	Mutual fund		155,910
*	Fidelity Global ex US Index	Mutual fund		74,469
*	Fidelity Government Money Market Fund Class K6	Mutual fund		1,154
*	Fidelity International Small Cap Opportunity	Mutual fund		54,384
*	Fidelity Small Cap Index	Mutual fund		47,199
*	Fidelity US Bond Index	Mutual fund		54,225
	TRP Overseas Stock I	Mutual fund		66,257
	Western Asset Core Bond Fund Class IS	Mutual fund		46,314
		Total mutual funds		1,323,683
	Brokeragelink	Self-directed brokerage account		261,712
*	Notes receivable from participants	Loans with interest ranging from 3.25% to 9.50%		20,142
				$3,544,237
—————
*     Party-in-interest as defined by ERISA
**     All investments are participant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Date: June 3, 2022	By:	/s/ Mark J. Erceg X
Mark J. Erceg, Executive Vice President and Chief Financial Officer of Cerner Corporation